UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03000104

# FORM CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☐ |
| Securities Act Rule 802 (Exchange Offer) | ☒ |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☐ |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | ☐ |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | ☒ |

**Minolta Kabushiki Kaisha**
(Name of Subject Company)

**Minolta Co., Ltd.**
(Translation of Subject Company's Name into English (if applicable))

**Japan**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Konica Corporation**
(Name of Person(s) Furnishing Form)

**Common Stock**
(Title of Class of Subject Securities)

**N/A**
(CUSIP Number of Class of Securities (if applicable))



**Toshihiro Kataoka**
**Minolta Co., Ltd.**
**3-13, 2-Chome, Azuchi-Machi,**
**Chuo-ku, Osaka 541-8566, Japan**
**Telephone: (81) 6-6271-2621**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)



Copies to:

**Masato Miyazaki**
**General Manager, Legal Department**
**Konica Corporation**
**26-2, 1-chome, Nishi-shinjuku**
**Shinjuku-ku, Tokyo 163-0512 Japan**
**(81) 3-3349-5244**

**Ellen J. Odoner, Esq.**
**Weil, Gotshal & Manges LLP**
**767 Fifth Avenue**
**New York, New York 10153**
**(212) 310 8000**

**N/A**
(Date Tender Offer/Rights Offering Commenced)

## PART I – INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a) Not applicable.

(b) Not applicable.

**Item 2. Informational Legends**

Included in Exhibit II(1)-1.

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

| Exhibit No. | Description |
|---|---|
| II(1)-1 | English translation of press release, dated January 7, 2003, issued by Konica Corporation and Minolta Co., Ltd. concerning the proposed integration of management between Konica Corporation and Minolta Co., Ltd. by means of a share exchange, together with "Notice to U.S. Investors". |

(2) Not applicable.

(3) Not applicable.

## PART III – CONSENT TO SERVICE OF PROCESS

Konica Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

**Tsuyoshi Miyachi,**
**Director & Executive Officer,**
**Corporate Strategy Division**
**Konica Corporation**

(Name and Title)

January 10, 2003

(Date)

**Exhibit II(1)-1**

**Integration of Management between Konica Corporation and Minolta Co., Ltd.**

TOKYO, OSAKA (January 7, 2003)

Konica Corporation (Fumio Iwai, president, TSE4902) and Minolta Co., Ltd. (Yoshikatsu Ota, president, TSE7753) herein sign "the letter of intent for the management Integration ", as resolved this day by the Board of Directors of both companies for the basic agreement of an integration of the management of both companies based on stock swaps through sprit of equality.

The new corporate group created as a result of this integration of management takes "The Creation of New Value" as its managerial philosophy, the concepts of being an "Innovative Corporation That Continues to Create Impressions in the Field of Imaging" and "A Global Market Leader That Offers Advanced Technology and Reliability" as its managerial visions, and "The essentials of imaging" as its corporate slogan.

The greatest goals of this integration of management are to create a corporate structure that targets the top position in the industry by greatly strengthening competitive capabilities in our image information products (0ffice equipment) business, the largest business sector, and to further solidify our number one market position in the field of optical products by combining the strong optical technologies of both companies, and to achieve a one-trillion yen level of sales through the integration of the management of both companies.

**1. Goals of the Integration of Management**

In the field of image information products (office equipment), the rapid advancements being made in digitization and networked environment are resulting in drastic changes to market needs as well as to the speed of the development of technologies and products, including those related to both hardware and software. Global competition in all fields is growing increasingly severe. In order to survive in today's market, it is vital to aggressively pursue well-timed, strategic business collaborations that result in new levels of strength for a corporation.

Konica Corporation positions the field of imaging as its primary business domain, possesses an extensive range of technologies in the field of imaging, and is working to expand and develop business in this area.

Minolta Co., Ltd. also takes the field of imaging as its primary business domain, and is promoting the development of business areas focusing on image information products (office equipment) business, color output devices in particular.

This integration of management will achieve a comprehensive integration of the strengths of both companies. This integration aims to strengthen the position of both companies to survive in this era of major global competition by strengthening the business competitiveness and profitability, to further increase corporate value, and to ensure a strong position in the industry.

**2. Background of the Integration of Management**

Through the business partnership formed between both companies in April 2000 for the field of image information products (office equipment), the companies have been strengthening their product lineups through collaborative research and development, and have been achieving a powerful synergy through efforts such as an increase in profits in the area of toners and other consumables. This collaboration has also served to greatly strengthen the mutual trust and reliability between the companies.

Through these efforts, the companies are working to strengthen their business competitiveness, to expand business, and increase profits. With the goal of expanding corporate value, the companies have determined that the best course of action will be to integrate their management.

With a foundation of strong mutual trust, the top managements of both companies have reached a strong determination to work toward this integration in order to survive today's global competition, and after careful studies of this integration by both companies, management has decided to sign "the letter of intent for the management integration".

**3. The New Corporate Group**

This integration of management is based on a spirit of equality between the two companies. In August 2003, Konica which is to become a holding company in April 2003 will become the succeeding company, and through stock swaps with Minolta, an integrated holding company will be newly formed.

In October 2003, the operations of both companies will be integrated through business restructuring, forming a new corporate group. (Please refer to the appendix-1)

The planned new corporate group will consist of the new integrated holding company, six business companies, and two common function companies.

Financial goals for this integration are for sales of 1.3 trillion yen and an operating profit of 150 billion yen for fiscal year 2005 (including 50 billion yen resulting from the effects of the integration).

The operating policies for the new group are as follows.

1) By uniting the business strengths of both companies, work toward the expansion of the business of the new group as a whole, the improvement of competitiveness, and the increase of profitability.

2) Work to maximize the corporate value of the group through business portfolio management that encompasses image information products (office equipment), optical products, cameras, consumer imaging products, medical and graphic imaging products, imaging and measuring instruments, etc.

3) Realize fair and open management under a structure of new corporate governance.

Overviews and strategies of the new integrated holding company, business companies, and companies serving common functions are given below.

<<New Integrated Holding Company>>

i) Overview of the New Integrated Holdings Company

Company Name: KONICA MINOLTA HOLDINGS, INC.

Location of Headquarters: Tokyo, Japan

Management:

Fumio Iwai, Director, President and Representative Executive Officer (Currently, President and CEO of Konica Corporation)

Yoshikatsu Ota, Director, Vice President and Representative Executive Officer (Currently, President and Representative Director of Minolta Co.,Ltd.)

(*Plans are for Yoshikatsu Ota*, Director, Vice President and Representative Executive Officer to also serve as the President and Representative Director of the image information product company, which will be the largest business company for the group.)

*The Board of Directors will consist of an equal number of directors from Konica and Minolta as well as directors from outside the companies.*

Fiscal Year End: March 31 of each year.

Notification of capital and the number of shares to be issued will be made as soon as these matters have been decided.

ii) Forming the New Integrated Holding Company

Formation of the new integrated holding company will be based on a spirit of equality between the two companies through the stock swap. As a result, Konica becomes a holding company serving fully as the parent company, and Minolta serves fully as a subsidiary. (Please refer to the appendix-1)

iii) Functions of the New Integrated Holding Company

The goal of the new integrated holding company is to maximize the corporate value through business portfolio management by governing the group companies, and providing key functions for the managerial strategies of the group.

<<Business Companies>>

Image Information Products (Office Equipment)

This is the largest business company of the group. By focusing the strengths of Konica and Minolta, the company improves competitiveness through strategies within the area that will realize the number one position in the market.

The principal area of business is placed in the field of input and output devices in networking for corporate customers focusing on MFPs (multi functional perpherals) and printers. Emphasis is placed on such growing fields as color MFPs and printers, and the high-speed digital copiers. The color output devices and on-demand printing, as well as the polymerized toner business, will be positioned as strategic fields. The research and development and direct sales forces will be reorganized and strengthened with the goal of increasing level of customer satisfaction. The company will also further refine its strength and aggressively pursue the strategic alliance.

Optical Products

This business is positioned as strategic one, with an integration and strengthening of the optical technologies, image processing technologies, and high precision processing technologies in which Konica and Minolta specialize. Profitability and competitiveness will be further strengthened in the fields of optical devices such as optical pickup lenses, and micro camera units for mobile phones, etc., in order to secure the top shares in related markets.

As the new company possesses both the plastic lens technologies of Konica and the glass molded lens technologies of Minolta, both predominant market technologies, the company responds to a wide range of customer needs and expand its business.

The company actively works to expand business in display materials.

Cameras and Consumer Imaging Products

Both companies actively work to provide a full range of products and services that cover a scope extending from input to output in consumer imaging, such as digital cameras and color films. Also, based on the concept of "Ubiquitous Imaging", the company works to develop new products that respond to the diversified needs of customers who enjoy imaging (photography), to construct a business model that is linked to the "Ubiquitous Imaging Research Center", which will be described later, and to work for the early integration of both business areas.

Integrated camera business focuses on digital cameras to increase business efficiency and to develop unique and distinctive products that meet the needs of the market. In addition to developing value-added products, the company aims to achieve the number one market position in the high value added segment and to expand the scale of its business.

In consumer imaging business, the company works to develop business that emphasizes superb photo imaging in terms of sharpness, reproducibility, etc. With the goal of achieving sustainable growth, the company strives to further expand sales in emerging markets, where such products as color films show continuous growth. And the company reorganizes the structure of consumer imaging business by promoting digital photography and other new areas of business in matured markets such as Europe, the U.S. and Japan.

Both cameras and consumer imaging products and services serve to propel the brand image of the new corporate group.

Medical and graphic imaging products and measuring instruments place effort into securing stable profits and achieving ongoing development.

Common Function Companies

Technology Center

By integrating the technologies possessed by Konica and Minolta, the company works to achieve advancements in the basic technologies, core technologies, advanced technologies, and production engineering technologies of the company. In addition to fostering new business, the company also works in line with intellectual properties strategies to promote technological development that targets future applications.

The company plans to establish a new "Optical and mechanical development group", "Materials and processing development group" and "Software and Electronics development group" that will handle the administration of the advanced technologies and basic technologies required for the expansion of the group.

The company plans to establish a new "Ubiquitous Imaging Research Center". For consumer imaging business and camera business, this research center is aimed to create new concepts and business models in this “ubiquitous” era.

Common Service Company

This company provides services such as the design of production facilities, logistics, environmental conservation, and information processing. The company also strives to offer a high value-added service with specialized functions.

The Brand Name

The corporate name used by the new integrated holding company, all business companies and common-function companies begin with "Konica Minolta".

Product brand name is the "Konica Minolta", except for films using the "Konica" and cameras using the "Minolta", respectively.

A new trademark and corporate logo is to be introduced.

The change to the new corporate name will be adopted in August 2003 for the holding company. For the business companies and common-function companies, the new corporate name, product brand and symbol mark will be adopted in October 2003, and will be implemented at the time of the corresponding business restructuring.

**4. The Effects of the Management Integration**

(1) Image information products (Office equipment) business, which is the largest business sector, greatly increases competitiveness through the integration of specialized areas -- color products, high-speed products, and polymerized toner. By improving market presence, in addition to a great increase in the impact the group has on the market, a vast increase in sales is also anticipated.

(2) Optical products business further solidifies the number one position by combining the specialized technologies of Konica and Minolta. A great expansion of micro-camera unit is expected, and the company assumes to achieve the top share in this area.

(3) In camera business and consumer imaging business, the companies expect to achieve increases in profitability and sales through a complete lineup of cameras and photosensitive materials and through enhanced sales forces.

(4) For all of the fields that will be integrated, efficiency will be increased through the reformation of the business structures of each company, the reorganization of corporate structures. Increased purchasing power enables reduction of material costs, and stronger sales force increases sales and profits. Through the effects of the integration, the group expects to achieve annual effects in profit of 50 billion yen.

**5. Stock Swap**

(1) Schedule (Tentative)

January 16, 2003: Agreement on the stock swap ratio

Mid-May, 2003: Board of Directors meetings to approve the stock swap contract, and the signing of the contract.

End of June, 2003: General shareholders meetings to approve the stock swap contract for the formation of the new integrated holding company.

Beginning of August, 2003: Stock swap for the formation of the new integrated holding company.

(2) Stock Swap Ratio

The stock swap ratio will be determined by agreement between Konica and Minolta based on the evaluation by a third-party.

(3) Items Related to Stock Market Listing after the Integration of Management

After stock swaps, Konica, as the parent company, maintains its listing on the stock markets and Minolta, as a subsidiary, will cease stock market listing by August 2003.

## 6. Outline of companies concerned of the stock swap

| | As of September 30, 2002 | As of September 30, 2002 |
|---|---|---|
| (1) Name of the company | Konica Corporation | Minolta Co., Ltd. |
| (2) Business lines | Manufacture and sales of photographic films and papers, film development processing units, photographic chemicals, copiers, cameras, optical supplies, etc. | Manufacture and sales of copiers, printers, cameras, optical units, radiometric instruments, planetariums, etc. |
| (3) Establishment | April 1873 | November 1928 |
| (4)(Location of) Head Office | 26-2, 1-chome, Nishi-shinjuku, Shinjuku-ku, Tokyo | 3-13, 2-chome, Azuchi-machi, Chuo-ku, Osaka |
| (5) Representative | Fumio Iwai, President | Yoshikatsu Ota, President |
| (6) Capital | 37,519 million yen | 25,832 million yen |
| (7) Common stocks issued | 357,655,368 shares | 280,207,681 shares |
| (8) Shareholder's equity | 165,983 million yen | 76,841 million yen |
| (9) Total assets | 371,167 million yen | 293,311 million yen |
| (10) Fiscal Year End | March 31 | March 31 |
| (11) Number of employees | 4,206 | 3,452 |

| | | |
|---|---|---|
| (12) Major shareholders and ratio of their shares | · Japan Trusty Service & Banking Corporation 8.97%<br>· The UFJ Bank, Ltd 4.97%<br>· The Bank of Tokyo-Mitsubishi, Ltd. 4.76%<br>· Japan Master Trust & Banking Corporation 2.93% | · Japan Master Trust & Banking Corporation 5.81%<br>· Daido Life Insurance Co., Ltd. 5.20%<br>· Sumitomo Mitsui Banking Corporation 4.94%<br>· The Asahi Bank, Ltd 4.92%<br>· Japan Trusty Service & Banking Corporation 3.96% |

7. Business results of the last 3 fiscal terms (non-consolidated)

| | Konica Corporation | | |
|---|---|---|---|
| Fiscal Year Ended | March 31, 2000 | March 31, 2001 | March 31, 2002 |
| Net Sales (millions of yen) | 340,472 | 345,284 | 339,003 |
| Operating income (millions of yen) | 14,562 | 17,817 | 16,327 |
| Recurring profit (millions of yen) | 10,249 | 17,175 | 18,702 |
| Net income (millions of yen) | 4,710 | 3,653 | (29,928) |
| Net income per share (yen) | 13.17 | 10.21 | (83.69) |
| Shareholders' dividend per share (yen) | 10 | 10 | 10 |
| Shareholders' equity per share (yen) | 547.54 | 550.61 | 456.18 |

| | Minolta Co., Ltd. | | |
|---|---|---|---|
| Fiscal Year Ended | March 31, 2000 | March 31, 2001 | March 31, 2002 |
| Net Sales (millions of yen) | 280,841 | 278,955 | 272,105 |
| Operating income (millions of yen) | 11,319 | 8,352 | 3,088 |
| Recurring profit (millions of yen) | 7,037 | 8,223 | (1,531) |
| Net income (millions of yen) | 2,881 | 2,476 | (33,596) |
| Net income per share (yen) | 10.28 | 8.84 | (119.90) |

| | | | |
|---|---|---|---|
| Shareholders' dividend per share (yen) | 6 | 6 | — |
| Shareholders' equity per share (yen) | 356.34 | 359.00 | 265.22 |

**8. Status Following the Stock Swap**

Notification of the effects of the stock swap on business results and of future stock reviews will be made as these matters are decided.

---

***Notice to U.S. Investors***

*The press release "Integration of Management between Konica Corporation and Minolta Co., Ltd.", dated January 7, 2003, includes forward-looking statements that reflect the plans and expectations of Konica Corporation and Minolta Co., Ltd., in relation to the proposed share exchange and integration of management and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. The forward-looking statements are based on the current assumptions and beliefs of Konica Corporation and Minolta Co., Ltd. in light of the information available to them, and involve known and unknown risks and uncertainties. Potential risks and uncertainties include, but are not limited to, the ability of Konica Corporation and Minolta Co., Ltd. to integrate their operations effectively, as well as the factors identified under "Forward-Looking Statements" of the Annual Report 2002 of Konica Corporation and "Disclaimer Regarding Forward-Looking Statements" of the Annual Report 2002 of Minolta Co., Ltd. Such risks, uncertainties and other factors may cause the actual results, performance or financial position of the new corporate group referred to in this press release to differ materially from those expressed or implied in the forward-looking statements. Konica Corporation and Minolta Co., Ltd. undertake no obligation to update publicly any forward-looking statements after the date of this press release.*

*This press release relates to a proposed share exchange which involves the securities of two Japanese companies, Konica Corporation and Minolta Co., Ltd. The share exchange is subject to Japanese disclosure requirements that are different from those of the United States. Financial information included in the document has been* *prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.*

*It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Konica Corporation and Minolta Co., Ltd. are located in Japan, and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.*

*You should be aware that Konica Corporation and Minolta Co., Ltd. may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.*

## Appendix-1 Group Organization

### <1st Step: April, 2003 >

Konica Corporation establishes separate companies and becomes a holding company.


Konica Corporation
Konica Business Technologies Corporation
Konica Medical and Graphic Corporation
Konica Photo Imaging Corporation
Konica Opto Corporation
Konica Business Expert Corporation
Konica Technology Center Corporation
Minolta Co., Ltd.
Image Information Products Company
Optical Products Company
Instrument Systems Company
Corporate Affairs Research & Development

### <2nd Step: August, 2003>

Based on a sprit of equality, Konica becomes a complete parent company of Minolta that turns into a wholly owned subsidiary via stock swaps. A new integrated holding company is "Konica Minolta Holdings, Inc.".


KONICA MINOLTA HOLDINGS, INC (Listed)
Konica Business Technologies Corporation
Konica Medical and Graphic Corporation
Konica Photo Imaging Corporation
Konica Opto Corporation
Konica Business Expert Corporation
Konica Technology Center Corporation
Minolta Co., Ltd. (Unlisted)
Image Information Products Company
Optical Products Company
Instrument Systems Company
Corporate Affairs Research & Development

### <3rd Step: October, 2003>

The companies will be reorganized to form a new corporate group. (The names of group companies are tentative and subject to change.)


KONICA MINOLTA HOLDINGS, INC
Konica Minolta Business Technologies Corporation
Konica Minolta Medical and Graphic Corporation
Konica Minolta Photo Imaging Corporation
Konica Minolta Opto Corporation
Konica Minolta Camera Corporation
Konica Minolta Advanced Sensing Corporation
Konica Minolta Business Expert Corporation
Konica Minolta Technology Center Corporation

## Appendex-2 ) New Integrated Holding Company's Mid-Term Target

The new integrated holding company after stock swap, gives high priority to protect "shareholders' interest", and maximize global competitiveness to strengthen the profitability and efficiency by synergy effects of business rationalization. We target JPY 1300 billion in sales and JPY 150 billion in operating profit.

**<Group Mid-Term Target>**

(in billions of JPY)

| | | FY2002 (Plan) | FY2005 (Target) |
|---|---|---|---|
| | Net sales (A)+(B) | 1,097.6 | 1,300.0 |
| | Konica (A) | 570.0 | |
| | Minolta (B) | 527.6 | |
| | Operating income (A)+(B) | 62.9 | 150.0 ( 11.5% ) |
| | Konica (A) | 38.0 | |
| | Minolta (B) | 24.9 | |

**<Mid-Term Target by Business Segment>**

(in billions of JPY)

| | | FY2002 (Plan) | | | FY2005 (Target) |
|---|---|---|---|---|---|
| | | Konica (A) | Minolta (B) | Total (A)+(B) | |
| Image Information Products | Net sales | 208.0 | 389.3 | 597.3 | 700.0 |
| | Operating income | 19.5 | 25.3 | 44.8 | 90.0 |
| Cameras and Consumer Imaging Products | Net sales | 183.0 | 93.1 | 276.1 | 337.0 |
| | Operating income | 5.0 | 0.7 | 5.7 | 20.5 |
| Optical Products | Net sales | 48.0 | 9.7 | 57.7 | 100.0 |
| | Operating income | 14.0 | (0.7) | 13.3 | 22.0 |
| Others ( MG, Others ) | Net sales | 131.0 | 35.5 | 166.5 | 163.0 |
| | Operating income | 8.6 | 1.6 | 10.2 | 17.5 |
| Elimination/Others | | (9.1) | (2.0) | (11.1) | 0 |
| Total | Net sales | 570.0 | 527.6 | 1,097.6 | 1,300.0 |
| | Operating income | 38.0 | 24.9 | 62.9 | 150.0 |